UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PAR PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69888T207

(CUSIP Number)

Jonathan D Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 69888T207	13D	Page 2 of 7

1.	Name of Reporting Persons. ZCOF PAR PETROLEUM HOLDINGS, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,878,853
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,878,853
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,853
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 30,307,200 shares of Common Stock outstanding on July 22, 2014 as reported in the Issuer’s Prospectus Supplement dated July 22, 2014 and filed on the date and 395,933 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock. The change in Common Stock amounts reflects a 1:10 reverse stock split by the Issuer effective on January 29, 2014.

CUSIP No. 69888T207	13D	Page 3 of 7

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,118,852
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,118,852
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,118,852
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 30,307,200 shares of Common Stock outstanding on July 22, 2014 as reported in the Issuer’s Prospectus Supplement dated July 22, 2014 and filed on the date and 395,933 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock. The change in Common Stock amounts reflects a 1:10 reverse stock split by the Issuer effective on January 29, 2014.

CUSIP No. 69888T207	13D	Page 4 of 7

1.	Name of Reporting Persons. ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,118,852
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,118,852
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,118,852
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 30,307,200 shares of Common Stock outstanding on July 22, 2014 as reported in the Issuer’s Prospectus Supplement dated July 22, 2014 and filed on the date and 395,933 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock. The change in Common Stock amounts reflects a 1:10 reverse stock split by the Issuer effective on January 29, 2014.

CUSIP No. 69888T207	13D	Page 5 of 7

EXPLANATORY NOTE: This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of Par Petroleum Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 1301 McKinney, Suite 2025, Houston, Texas 77010. This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013 and Amendment No. 2 to Schedule 13D filed on September 30, 2013 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2014, the Issuer commenced its previously announced registered rights offering (the “Rights Offering”). Under the terms of the Rights Offering, the Issuer has granted, at no charge, to each stockholder as of the close of business on the record date of June 21, 2014, one transferable subscription right for each whole share of Common Stock owned by that stockholder on such record date. Each subscription right entitles a rights holder to purchase 0.21 shares of the Common Stock at a subscription price equal to $16.00 per whole share (subject to rounding down to avoid the issuance of fractional shares) (the “basic subscription right”). The Rights Offering also includes an oversubscription privilege, which entitles stockholders who exercise all of their subscription rights in the basic subscription privilege, to purchase additional shares of Common Stock in the Rights Offering, subject to availability and pro-rata allocation of shares among rights holders exercising such oversubscription privilege. The subscription rights will expire if they are not exercised by 5:00 p.m. New York City time on August 13, 2014 (unless extended).

On July 24, 2014, Master Fund, confirmed to the Issuer in writing that Master Fund intended to cause its affiliates to exercise their basic subscription rights to purchase their pro rata portion of additional shares of Common Stock to be issued in the rights offering. The purchase price will be $16.00 per share and the source of the funds used to exercise the basic subscription rights is working capital.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Issuer intends to raise approximately $100 million of gross proceeds from the Rights Offering and plans to use the net proceeds from the Rights Offering to finance potential acquisitions, including the previously announced pending acquisition of Koko’oha Investments, Inc., and for general corporate purposes, including working capital.

CUSIP No. 69888T207	13D	Page 6 of 7

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 30,307,200 shares of Common Stock outstanding on July 22, 2014 as reported in the Issuer’s Prospectus Supplement dated July 22, 2014 and filed on such date. The change in Common Stock amounts reflects a 1:10 reverse stock split by the Issuer effective on January 29, 2014.

Holdings is deemed to be the beneficial owner of 4,878,853 shares of Common Stock, or approximately 15.9% of the issued and outstanding shares of Common Stock as of July 22, 2014 and Holdings shares voting and dispositive power with Master Fund and General Partner with respect to such shares. Each of Master Fund and General Partner is deemed to be the beneficial owner of 10,1188,525 shares of Common Stock, or approximately 33.0% of the issued and outstanding shares of Common Stock as of July 22, 2014 and Master Fund shares voting and dispositive power with General Partner with respect to such shares. The 395,933 shares of Common Stock issuable upon exercise of the Warrants held by Holdings are included in the calculation in the preceding two sentences. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

(c) Except as set forth in Item 3 and Item 4 above, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 3 above, on July 24, 2014, Master Fund confirmed to the Issuer in writing that Master Fund intended to cause its affiliates to exercise their basic subscription rights to purchase their pro rata portion of additional shares of Common Stock to be issued in the Rights Offering.

ITEM 7. Material to be Filed as Exhibits.

Exhibit H:	Letter from Zell Credit Opportunities Master Fund, L.P., dated July 24, 2014.

CUSIP No. 69888T207	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 25, 2014

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P. By: Chai Trust Company, LLC, its general partner CHAI TRUST COMPANY, LLC

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

ZCOF PAR PETROLEUM HOLDINGS, L.L.C.

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

Exhibit H

July 24, 2014

VIA EMAIL

Board of Directors

Par Petroleum Corporation

Houston, TX

Dear Sirs,

This letter confirms Zell Credit Opportunities Fund’s intention to cause its affiliates who are investors in Par Petroleum to exercise subscription rights to purchase their pro rata portion of additional shares of common stock to be issued in the recently announced rights offering by Par Petroleum currently scheduled to expire on August 13, 2014.

Best regards,

/s/ Kathleen Steele

Kathleen Steele

Portfolio Manager

Zell Credit Opportunities Fund